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SECURITIES AN ON
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SEC FILE NUMBER
8- 39683

U.S. POST OFFICE DELAYED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ______________ (MM/DD/YY) AND ENDING August 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Magnus Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 E. Santa Clara, Suite 100
(No. and Street)

Ventura	CA	9300
(City)	(State)	(Zip Code)



SEC
RECEIVED
JAN 14 2002
359
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Hakan (805) 648-4848
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Banerjee, Dave CPA
(Name — *if individual, state last, first, middle name*)

5535 Balboa Blvd. Suite 200	Encino	CA	91316
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeanne Zappia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Magnus Capital, Inc., as of August 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Title

Notary Public

CORIE L. SIMONSEN
Comm. # 1284749
NOTARY PUBLIC-CALIFORNIA
City & County of San Francisco
My Comm. Expires Nov. 19, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC
RECEIVED
JAN 1 4 2002
WASH, D.C.
SECTION
369

MAGNUS CAPITAL, INC.

Financial Statements
and
accompanying supplementary Information

Report pursuant to SEC Rule 17-a5(d)

AUGUST 31, 2001

MAGNUS CAPITAL, INC.

Independent auditor's report and financial statements

the year ended August 31, 2001

TABLE OF CONTENTS


CERTIFIED PUBLIC ACCOUNTANT
CPA

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

Independent Auditor's Report

Board of Directors
Magnus Capital, Inc.

I have audited the accompanying statements of financial condition of Magnus Capital, Inc. as of August 31, 2001 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Magnus Capital, Inc. as of August 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Dave Banerjee
Certified Public Accountant

Encino, California
October 26, 2001

MAGNUS CAPITAL, INC.
Balance Sheet
August 31,2001

ASSETS

CURRENT ASSETS	
Cash	$ 25,204
Marketable securities (Notes 1 and 3)	1,284,235
Total current assets	1,309,439
OTHER ASSETS	
Deposits	10,000
Investment (Note 3)	600,000
Total other assets	610,000
Total assets	$ 1,919,439

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 5,500
Income taxes payable	42,915
Total current liabilities (Note 2)	48,415
Total liabilities	48,415
STOCKHOLDER'S EQUITY	
Capital stock, no par, one million shares authorized. One thousand shares issued and outstanding.	30,000
Retained earnings	1,841,024
Total shareholder's equity	1,871,024
Total liabilities and equity	$ 1,919,439

See accompanying accountant's report and notes

MAGNUS CAPITAL, INC.

Statement of Income
For the year ended August 31, 2001

INCOME	
Gain (loss) on Securities	$ 22,772
Interest and dividend income	126,992
Fee Income	12,310
Total income	162,074
EXPENSES	
Administrative	1,200
Legal and professional	550
Communication	2,325
Operations	19,682
Tax and Audit	5,500
Total expenses	29,257
INCOME BEFORE INCOME TAXES	$ 132,817
INCOME TAX PROVISION (Note 2)	
Federal income taxes	24,687
State income taxes	9,940
Total tax provision	34,627
NET INCOME	$ 98,190

See accompanying accountant's report and notes

MAGNUS CAPITAL, INC.

Statement of Stockholder's Equity
For the year ended August 31, 2001

	Capital Stock	Retained Earnings	Dividends Paid	Total
Balance-December 31, 2000	$ 30,000	$ 2,028,834	$ (138,000)	$ 1,920,834
Net income for the year		98,190		98,190
Dividends paid			(148,000)	(148,000)
Balance-August 31, 2001	$ 30,000	$ 2,127,024	$ (286,000)	$ 1,871,024

See accompanying accountant's report and notes

MAGNUS CAPITAL, INC.

Statement of Cash Flows

For the year ended August 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 98,190
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
(Increase) decrease in:	
Marketable securities	38,081
Deposits	(10,000)
Increase (decrease) in	
Accrued expenses	2,800
Income taxes payable	34,627
Total adjustments	65,508
Net cash used by operations	163,698
CASH FLOW FROM FINANCING ACTIVITIES	
Payment of dividends	(148,000)
CASH FLOW FROM INVESTING ACTIVITIES	
NET INCREASE (DECREASE) IN CASH	15,698
Cash at beginning of the year	9,506
CASH AT END OF THE YEAR	$ 25,204
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	800
Interest expense	-

MAGNUS CAPITAL, INC.
Statement of Net Capital
Schedule I

August 31, 2001

	Position	%		
Shareholder's equity,December 31, 2000			$	1,871,024
Less-Non allowable assets:				
Other assets				(610,000)
Tentative net capital				1,261,024
Haircuts:	Position	%		
Marketable Securities	1,284,235	7		(89,896)
NET CAPITAL			$	1,171,128
Minimum net capital				(100,000)
Excess net capital				1,071,128
Ratio of aggregate indebtedness to net capital				0.04%

There was no difference between the above computation & that reported by the Company on its FOCUS IIA filing as of August 31,2001

Magnus Capital, Inc.
Notes to Financial Statements
August 31, 2001

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and general matters:

Magnus Capital, Inc., (the "Company") was formed in 1988 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers, and the State of California. 100% of the income was derived from investments only.

On January 31, 2000 Magnus Capital was restructured so that 100% ownership was vested with (MJH Enterprises, Inc). This company is 100% owned by Michael J. Hakan. Beneficial ownership did not change. NASD approved this change on October 12, 2000.

The fiscal year end of the firm was changed from December 31 to August 31.

The firm operates on a fully disclosed basis with another member firm, Fiserv Correspondent Services, Inc.

Summary of significant accounting policies:

Revenue recognition:
Securities transactions are recorded on a settlement date basis with related commission income and expense also recorded on a settlement date basis. Due to change in fiscal year end, revenue and expenses are from the period of January 1, 2001 to August 31, 2001.

Marketable securities:
Securities owned are valued at market value. The resulting differences between cost and market is included in income.

Property, equipment and premises:
The company contracts for the use of non cash assets on an as needed basis to perform activities which it limits to underwriting, marketing and/or remarketing of municipal securities.

Comprehensive Income: The firm does not have any comprehensive income.

Magnus Capital, Inc.
Notes to Financial Statements
August 31,2001

Note 2: INCOME TAXES

Provisions were made to accrue Federal and State income tax at August 31, 2001 based on current tax rates.

Current provision:	
Federal	$ 24,687
State	9,940
Total tax provision	$ 34,627

State taxes include the minimum $800 fee for tax year 1/1/01 to 8/31/01

The firm files a joint tax return with its parent, which has the same fiscal year (8/31/01).

Tax expense between the firm and its parent is allocated 100% at the parent level which explains the difference between the firm's tax expense and tax liability.

Note 3: SECURITIES AND INVESTMENTS

Marketable securities carried with Fiserv Correspondent Services, Inc. includes $17,341 in short term brokerage cash and $1,284,235 in short-term mutual funds. The fund investment is subject to a 7% haircut rule for computation of the regulatory net capital requirements.

In April 22, 1996, the company purchased for cash, 600,00 shares of preferred stock in a related entity for $600,000. There is no ready market for such shares.

MAGNUS CAPITAL, INC.

Notes to Financial Statements
August 31, 2001

Note 4: RELATED PARTY TRANSACTIONS

The company paid one affiliated company for the use of personnel, property, plant and equipment and for the reimbursement of costs incurred on its behalf. These estimated amounts were derived by the management of the affiliated company, and is included in administrative expense and are approved by the board of directors. For the year ended August 31, 2001, one such payment was made totaling $1,200.

Note 5: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by August 31, 2001 the company's net capital of $1,871,024 exceeded the minimum net capital requirement by $1,771,024 and the company's ratio of aggregate indebtedness ($48,415) to the net capital was 0.04 to which is less than the 15 to 1 maximum ratio of broker dealer.

Note 6: FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counter parties in the above situation. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

Additionally, the Company is subject to credit risk if the clearing broker is unable to repay the balance of the Company's accounts.


CPA
CERTIFIED PUBLIC ACCOUNTANT

DAVE BANERJEE
Certified Public Accountant

5535 Balboa Boulevard, Suite 200, Encino, CA 91316-1516 • (818) 382-7720 • FAX (818) 382-7722 • E-mail: banerji@aol.com

Internal Control Report

Board of Directors
Magnus Capital, Inc.

In planning and performing my audit of the financial statements of Magnus Capital, Inc. for the year ended August 31, 2001 I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Magnus Capital, Inc. that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may

become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Dave Banerjee
Certified Public Accountant

Encino, California
October 26,2001

Schedule I
Magnus Capital, Inc.
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
August 31, 2001

The Company is exempt from the Reserve Requirement of Rule 15c3-3.

Schedule II
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
August 31,2001

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements.